EXHIBIT 12

FOOT LOCKER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001
NET EARNINGS
Income from continuing operations	$255	$209	$162	$111	$107
Income tax expense	119	115	84	64	69
Interest expense, excluding capitalized interest	22	26	33	35	41
Portion of rents deemed representative of the interest factor (1/3)	202	177	164	157	154
	$598	$527	$443	$367	$371

FIXED CHARGES
Gross interest expense	$22	$26	$33	$35	$42
Portion of rents deemed representative of the interest factor (1/3)	202	177	164	157	154
	$224	$203	$197	$192	$196
RATIO OF EARNINGS TO FIXED CHARGES	2.7	2.6	2.2	1.9	1.9